FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 30, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator

(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100

Santiago, Chile

011-562-697-0040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated October 30, 2015 titled “AFP PROVIDA S.A. reports its results for the period ended September 30, 2015”

For immediate release

Contact:

María Paz Yáñez

Chief Financial Officer

Phone: (56-2) 2351 1483

E-mail: myanezm@provida.cl

Santiago, Chile – October 30, 2015 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the period ended September 30, 2015. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS) except for the recognition in equity, instead of in earnings as required by IFRS, for the effect of change in tax rates as instructed by the Superintendency of Pensions for the period ended December 31, 2014.

AFP PROVIDA S.A. reports its results for the period ended September 30, 2015

GENERAL HIGHLIGHTS FOR THE NINE MONTHS OF 2015

Ü	Effective as of September 1, 2015, AFP ProVida S.A. (“Old ProVida”) merged with and into its parent, Administradora de Fondos de Pensiones Acquisition Co. S.A. (the “Merger”), which parent was formerly known as MetLife Chile Acquisition Co. S.A., was the surviving entity of the Merger and effective as of September 1, 2015 was renamed as Administradora de Fondos de Pensiones ProVida S.A. (“New ProVida”). The Merger was approved at Extraordinary Shareholders’ Meetings of each company in December 2014 and April 2015, and approved by the Superintendency of Pensions in August 2015. In this report, the terms the “Company” and “ProVida” refer to Old ProVida prior to September 1, 2015 and New ProVida thereafter.

Ü	In the first nine months of 2015, the Company recorded a profit of Ch$247,502 million, higher by Ch$156,987 million, or 173.4%, as compared to the profit recorded in the first nine months of 2014. This positive variance was primarily due to the goodwill tax benefit generated by the Merger (Ch$ 182,265 million), partially offset by lower mandatory investments gains (Ch$21,250 million) and foreign currency exchange differences (Ch$10,970 million).

Ü	Regarding the recurring business, revenues increased by Ch$11,994 million in the first nine months of 2015 as compared to the first nine months of 2014, explained by higher fees collected (Ch$9,498 million, or 7.3%) due to higher mandatory contributions from the growth in the taxable salary base of contributors and higher revenues from voluntary pensions savings. Additionally, revenues increased by higher fees collected from AFP Genesis (Ecuador), a consolidated subsidiary of the Company (“Genesis”).

Ü	Operating expenses increased by Ch$7,696 million in the first nine months of 2015 as compared to the first nine months of 2014, partially offsetting the good performance in revenues. This increase is due to higher miscellaneous other operating expenses (Ch$6,114 million) mainly related to one-time expenses incurred in the updating of IT systems, the migration process of our data center and construction activities connected with the centralization of offices into ProVida´s Pedro de Valdivia Tower. Additionally, the Company

recorded higher employees expenses (Ch$2,007 million) mostly related to the customer centricity strategy of the Company, due to a higher number of active sales agents (largely oriented to capturing and advising clients) and to higher staff levels in our branches.

Ü	Mandatory investments recorded lower gains of Ch$21,250 million in the first nine months of 2015 as compared to the first nine months of 2014, as the weighted average nominal return of pension funds was lower than 2014 (3.51% vs. 12.97% in the first nine months period) mainly due to the lower profitability of local fixed income instruments and stock markets (local and foreign).

Ü	Genesis contributed a profit of Ch$2,126 million in the first nine months of 2015, increased by Ch$1,236 million, as compared to the first nine months of 2014, due to higher revenues from investment portfolio fees.

Ü	As of September 30, 2015, ProVida continues to lead the Chilean pension fund industry with a total of US$41,985 million of assets under management, equivalent to a market share of 28%.

Ü	ProVida is also a leader in terms of clients with a portfolio of 3.3 million participants and 1.7 million contributors, equivalent to market shares of 33% and 31%, respectively.

GENERAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2015

Ü	The third quarter of 2015 (3Q15) recorded a profit of Ch$199,776 million, increasing by Ch$169,548 million, or 560.9%, as compared to the profit attained in the third quarter of 2014 (3Q14).

Ü	During the quarter, higher revenues of Ch$3,643 million were recorded, mainly due to higher fee income (Ch$2,658 million, or 6.1%, as compared to 3Q14) primarily from the growth in the taxable salary base of contributors and higher other income from Genesis (Ch$989 million).

Ü	Operating expenses increased by Ch$667 million in 3Q15 as compared to 3Q14, due to higher miscellaneous other operating expenses (Ch$1,006 million) related to the migration process of our data center and construction of new offices, partially reduced by lower personnel expenses (Ch$340 million) due to greater efficiency in the administrative staff salary structure.

Ü	Mandatory investments recorded losses of Ch$26 million in 3Q15, a decrease of Ch$11,280 million as compared to 3Q14. This variance was driven by lower profitability of local and foreign stock markets. The weighted average nominal return of pension funds was 0.09% in 3Q15 as compared to 4.36% in 3Q14.

Ü	Genesis contributed a profit of Ch$858 million in 3Q15, an increase of Ch$466 as compared to 3Q14 due to higher revenues from investment portfolio fees.

Ü	Income taxes decreased by Ch$185,322 million as compared to 3Q14, primarily due to the goodwill tax benefit generated by the Merger (Ch$ 182,265 million) partially offset by the increase in corporate tax rate relating to the Chilean tax reform enacted in September 2014 (“Tax Reform”).

MAIN BUSINESS DRIVERS FOR THE FIRST NINE MONTHS OF 2015

Business Drivers	September 2015		Market Share

Monthly Average of:
Number of participants	3,282,627		33.3%	(2)
Number of contributors	1,742,189		31.4%	(2)
Salary base (US$ Million)	1,393	(1)	26.9%	(3)
Administrative employees	1,223		29.9%	(3)
Sales agents	862		28.3%	(3)

Last Month Figure
Number of pensioners	775,206		38.5%
Pension payments	230,587		40.5%
AUM (US$ Million)	41,985	(1)	27.6%

Real return of Pension Fund (YTD):
Pension Fund Type A	-0.47%
Pension Fund Type B	-0.36%
Pension Fund Type C	0.50%
Pension Fund Type D	1.49%
Pension Fund Type E	1.10%
(1) Exchange rate: Ch$698.72 per U.S. dollar. (2) Market Share as of August, 2015. (3) Market Share as of June, 2015.

AFP PROVIDA S.A.

COMPARATIVE ECONOMIC AND INDUSTRY ENVIRONMENT ANALYSIS FOR THE FIRST NINE MONTHS OF 2015

During the first three quarters of 2015, the economic activity grew less than expected, and there are no signs of improvement in the near future. Under a scenario where activity figures remain weak, the Central Bank of Chile announced that it lowers its GDP growth projection to a range between 1.75% - 2.25% year over year (YoY). The market also has shown systematic downward adjustments in the GDP expected growth rate for 2015 and also for 2016 and 2017.

According to the latest available information, the monthly economic activity index (IMACEC) grew below expectations in August 2015 by 1.1% YoY. This result reflected increased value of services, an effect that was toned down by the poor performance of trade and the drop in mining and manufacturing activity. Local economic indicators show a slow pace of expansion of output and demand and a downward bias to GDP forecasts.

Regarding foreign trade balance, it provided a favorable surplus of US$5,350 million in the first three quarters of 2015. This surplus was lower than the figure recorded in the same period in 2014 which registered a surplus of US$6,024 million. In September 2015, cumulative exports were US$48,954 million, a 13.7% decrease as compared to September 2014. This fall was driven by lower industrial exports (13.8%) and a sharp decrease in mining exports (representing 53% of total exports), primarily due to decreased copper exports (15.2%) as compared to September 2014.

Likewise, imports totaled US$43,604 million, dropping by 14.0% as compared to September 2014. This fall was caused by lower intermediate goods imports (representing 53.7% of total imports) mainly due to lower imports of energy products (41.6%). Additionally, there were lower imports of capital goods (representing 17.6% of total imports), mainly transport vehicles (12.8%) and other machinery (14.2%) as compared to September 2014.

The labor market is showing gaps, despite the unemployment rate remaining at a low level by historical standards. The moving average quarter June - August recorded an unemployment rate of 6.5%, decreasing by 0.1 percentage points with respect to the previous moving average quarter (May - July). In the twelve months ended August 30, 2015, the labor force level increased by 2.0%. By activity, employment was boosted by education, followed by social services. In September 2015, nominal wages grew 5.8% YoY and real salaries grew 0.8% YoY.

The budget and updated fiscal forecasts announced in recent days balance steps to preserve fiscal buffers with progress on social spending objectives. The 4.4% rise in real spending will probably outpace real GDP growth in 2016 due to commitments to fund education and healthcare initiatives with revenues from last year's tax reform. However, it is a significant moderation from last year's 9.8% increase, reflecting the authorities' desire to preserve fiscal buffers in the face of a structural economic slowdown.

The Consumer Price Index (CPI) had a 4.0% cumulative increase in the first three quarters of 2015 and 4.6% in the twelve-month period ended September 30, 2015, exceeding the target of the Central Bank. Such cumulative variation was mainly the outcome of growth in Food and Alcoholic beverages and tobacco (6.8%), Household equipment and maintenance (5.8%) and Health (5.7%), which were partially offset by the drop observed in Clothing and footwear (-0.6%). Both the underlying indicators CPIX (Core consumer price index which excludes fresh food and gasoline prices) and CPIX1 (CPIX without fresh meats and fish, regulated rates, indexed prices and financial services) increased 0.4% and 0.3% month over month, respectively (5.4% YoY and 4.9% YoY, respectively).

Regarding the Monetary Policy Interest Rate, the Central Bank in its monthly monetary policy meeting held on October 15, 2015; decided to raise the monetary policy interest rate by 25 basis points, to 3.25% annual. The Central Bank report confirms the outlook of recovery of the developed economies, particularly the United States, while doubts about the performance of some Latin American economies (Brazil) have increased. Locally, Chilean economic indicators show that the pace of demand remains weak. The drop in investment was accompanied by a slowdown in private consumption. The unemployment rate is still low but confidence indicators lie in pessimistic territory. Inflation remains above the Central Bank target band for more than a year primarily due to the huge depreciation of the Chilean Peso and second round effects. Despite this fact, the medium-term inflation expectations stand at 3% annually (a relevant horizon for the monetary policy).

During August 2015, Commission Bravo for the study of the Pension System in Chile issued its final report. This report, which is not binding, presents two alternatives to improve the current system and dismisses a third alternative to move back to the Pay as You Go System. President Bachelet established a special Committee of Ministers to evaluate the Commission Bravo proposals with no specific date to take any decision. In this context, it is early to assess the impact in the private pension industry.

COMPREHENSIVE INCOME STATEMENT

Profit

During the first nine months of 2015, the Company recorded a profit of Ch$247,502 million, an increase of Ch$156,987 million, or 173.4%, as compared to the profit recorded in the first nine months of 2014. Such result was mainly due to the goodwill tax benefit generated by the Merger (Ch$ 182,265 million) partially offset by lower mandatory investments gains (Ch$21,250 million) and foreign currency exchange differences (Ch$10,970 million).

Regarding the recurring business, revenues increased by Ch$11,994 million (8.8%) in the first nine months of 2015 as compared to the prior year period, mainly due to higher fee income (Ch$9,498 million, or 7.3%) explained by higher mandatory contributions from the growth in the taxable salary base of contributors and higher revenues from voluntary pensions savings. Additionally, Genesis revenues increased Ch$2,455 as compared to the first nine months of 2014.

Operating expenses increased by Ch$7,696 million as compared to the prior year period, partly explained by higher miscellaneous other operating expenses (Ch$6,114 million) mainly due to one-time higher IT and data services costs in connection with the migration of databases and systems from Mexico to Chile and construction activities connected with the centralization of offices into ProVida´s “Pedro de Valdivia” Tower. Additionally, the first nine months of 2015 recorded higher employee expenses (Ch$2,007 million) related to customer centricity since sales force and branches personnel increased in order to improve our customer services. The above was partially offset by Life and Disability insurance (L&D) which had a favorable variance (Ch$425 million) due to a liability refinement.

Mandatory investments recorded lower gains of Ch$21,250 million in the first nine months of 2015 as compared to the same period of the prior year. This variance was driven by lower profitability of fixed income instruments and stock markets (local and foreign). The weighted average nominal return of pension funds was 3.51% as compared to the return of 12.97% recorded in the same prior year period.

Non-operating results decreased by Ch$12,870 million as compared to the first nine months of 2014, mainly related to lower foreign currency exchange differences (Ch$ 10,970 million) and other non-operating income, due to lesser revenues from rentals and real estate in the same period of 2014.

Income tax expense decreased by Ch$186,133 million during the first nine months of 2015 as compared to the first nine months of 2014. For the first nine months of 2015, the positive income tax expense of Ch$165,680 million reflects the goodwill tax benefit generated by the Merger (Ch$ 182,265 million), partially offset by the increase in corporate tax rate relating to the Tax Reform.

In the first nine months of 2015, earnings per share were Ch$747.03, as compared to Ch$273.2 for the prior year period. As of September 30, 2015, the total number of outstanding shares of the Company (331,316,623) has no changes with respect to the same date in 2014.

Revenues

Revenues were Ch$148,495 million in the first nine months of 2015, an increase of Ch$11,994 million, or 8.8%, as compared to the same period of the prior year. This result was attributable to the following:

•	Fee income was Ch$139,545 million for the first nine months of 2015, a Ch$9,498 million (7.3%) increase as compared to the first nine months of 2014. This result was attributable to higher mandatory contributions (Ch$8,884 million) from the growth in the taxable salary base of contributors and higher revenues from voluntary pensions savings.

As a result of the growing trend exhibited by fee income, ProVida has maintained its leading position in the pension industry. ProVida has an average market share of 33% in terms of number of participants and 31% in terms of contributors as of August 31, 2015 and 27% in terms of salary base as of June 30, 2015. In term of assets under management, ProVida’s market share was 28% as of September 30, 2015.

For the first nine months of 2015, the average number of contributors was 1,742,189 and the monthly average salary base was US$1,393 million. The assets under management as of September 30, 2015 amounted to US$41,985 million.

•	Other revenues were Ch$8,950 million in the first nine months of 2015, higher by Ch$2,496 million (38.7%) as compared to the same period of 2014. The increase is primarily attributable to higher revenues of Ch$2,455 million from Genesis due to higher contributions of clients and higher profitability of the funds managed on which fees are charged.

Mandatory investments

Gains on mandatory investments were Ch$9,561 million for the first nine months of 2015, a decrease of Ch$21,250 million with respect to the extraordinary gains recorded in the same period of 2014 (12.97%). The decrease is mainly due to lower profitability of local fixed investments in local and foreign stock markets.

Regarding the first nine months of 2015, the return rate decreased from 12.97% to 3.51%. The Fund Type C represented 41% of the gains in the first nine months of 2015, with a nominal return of 3.44%.

The nominal return obtained from the first nine months of 2015 was mainly related to the performance of local fixed and foreign investments.

Life and disability insurance premium

The life and disability insurance premium recorded a gain of Ch$408 million in the first nine months of 2015, a positive variance of Ch$425 million as compared to the loss recorded in the same period of 2014.

Since the L&D insurance contract was finalized and settled on March 31, 2014, casualties occurred until June 2009 in connection with disability claims pending to be evaluated, and deceased beneficiaries are covered by the reserve that ProVida constituted for these purposes. During the first nine months of 2015, the actual costs casualties paid were lower than the reserves previously constituted.

Employee expenses

Employee expenses amounted to Ch$36,535 million for the first nine months of 2015, an increase of Ch$2,007 million, or 5.8%, with respect to the same period in 2014. Such result is mainly due to:

•	Wages and salaries of administrative personnel were Ch$19,041 million in the first nine months of 2015, a Ch$411 million decrease as compared to the same period of 2014. This result was primarily attributable to greater efficiency in administrative staff salary structure as compared to the prior year period.

The monthly average administrative staff for the nine months ended September 30, 2015 was 1,223 workers, a 4.4% increase from the monthly average of 1,172 for the nine months ended September 30, 2014. Total administrative staff as of September 30, 2015 was 1,226, a 3.3% increase over 1,187 total staff as of September 30, 2014

•	Wages and salaries of sales personnel were Ch$13,784 million in the first nine months of 2015, a Ch$1,871 million increase as compared to the same period in 2014. Such increase was mainly caused by a higher number of active sales agents oriented to capturing and advising clients according to the customer centricity strategy of the Company.

The monthly average number of sales employees was 862 workers for the first nine months of 2015, a 10.9% increase with respect to the sales staff maintained in the same period in 2014 (777 sales agents). Total sales employees as of September 30, 2015 were 829, an increase of 0.6% over 824 total staff as of September 30, 2014.

•	Severance indemnities were Ch$985 million in the first nine months of 2015, higher by Ch$140 million with respect to the same period in 2014. This result was the outcome of higher severance payments made to administrative personnel during the first nine months of 2015 as compared to the first nine months of 2014.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$8,745 million in the first nine months of 2015, a decrease of Ch$676 million as compared to the first nine months of 2014, due to lower amortization in customer list intangible (Ch$3,207 million) partially offset by a write-off (Ch$2,400) and higher hardware depreciation of Ch$ 170 million.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$35,230 million in the first nine months of 2015, an increase of Ch$6,114 million, or 21.0%, with respect to the prior year period due to the following:

•	Data processing expenses were Ch$8,500 million in the first nine months of 2015, an increase of Ch$1,965 million with respect to the prior year period, which is mainly explained by one-time IT system expenditures related to migration of our data center from Mexico to Chile.

•	Administration expenses were Ch$22,277 million in the first nine months of 2015, an increase of Ch$5,965 million as compared to the prior year period. This variance was mainly explained by higher levels of maintenance expenses in the 24 new offices, such as rent, security, cleaning and electricity. Additionally, the activities connected with the centralization of offices into ProVida´s Pedro de Valdivia Tower and an increase in collection and payment services further contributed to the increase compared to the prior year period.

The above increases were partially offset by lower marketing expenses (Ch$1,577 million) mainly attributable to the rebranding campaigns in 2014.

Financial income (expenses)

Financial income (from investments) was Ch$749 million in the first nine months of 2015, a decrease of Ch$703 million with respect to the prior year period, mainly due to lower investments portfolio and rate of return for deposits (0.27% profits in the first nine months of 2015 as compared to 0.36% for the prior year period).

Share of the profit (loss) from equity accounted companies

Share of the profit from equity accounted companies was Ch$2,824 million during the first nine months of 2015, a Ch$195 million or 7.4% increase with respect to the prior year period. This variance was attributable to the profits generated by Previred.

Company	Country	2015	2014	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	2,733	2,538	195	7.7%
Inv. DCV	Chile	101	81	20	25.2%
AFC	Chile	(10)	10	(21)	-201.9%

TOTAL		2,824	2,629	195	7.4%

Exchange and Indexed Units differences

Exchange differences gains of Ch$196 million were recognized in the first nine months of 2015, a decrease of Ch$10,970 million as compared to the gains recognized in the prior year period. This result is attributable to lower USD denominated assets held by MetLife Chile Acquisition Co. S.A. during the first nine months of 2015.

Indexed Units differences recorded losses of Ch$135 million in the first nine months of 2015, a decrease of Ch$135 million as compared to the prior year period. This result is attributable to the increase in U.F. (inflation-indexed unit) recorded in the first nine months of 2015. This U.F variance mainly affected the L&D insurance reserve balances and leasing liabilities.

Other non-operating revenues

Other non-operating revenues were Ch$533 million in the first nine months of 2015, a decrease of Ch$1,271 million as compared to the same prior year period. This result was primarily attributable to lower revenues from rentals and real estate.

Other non-operating expenses

Other non-operating expenses were Ch$217 million for the first nine months of 2015, a decrease of Ch$82 million as compared to the prior year period expenses, primarily due to lower non-operating write-offs.

Income tax expense

Income tax expense was Ch$165,680 million positive in the first nine months of 2015, a decrease of Ch$186,133 million as compared to the prior year period. This variance is primarily due to the goodwill tax benefit (Ch$ 182,265 million) generated by the Merger, partially offset by the increase in corporate tax rate relating to the Tax Reform.

The corporate tax rate of 21.0% was applied during the first nine months of 2014 and 22.5% for the first nine months of 2015. The Tax Reform enacted on September 29, 2014 implemented a 21.0% tax rate for year 2014, so it was applied with a retroactive effect at the end of 3Q14.

STATEMENT OF FINANCIAL POSITION

The main increases and variations are reflected in Non-current Assets and Liabilities, due to the Merger.

Assets

Total assets amounted to Ch$1,305,419 million as of September 30, 2015, an increase of Ch$6,882 million, or 0.5%, as compared to December 31, 2014, as explained below:

•	Current assets as of September 30, 2015 were Ch$98,505 million, decreasing by Ch$4,394 million, or 4.3%, as compared to December 31, 2014. This result was mainly attributable to lower cash and cash equivalents of Ch$10,409 million as a consequence of cash outflows to finance a dividend payment in May 2015. Additionally, during the first nine months of 2015, current tax assets increased by Ch$4,931 million mainly attributable to indexed tax differences.

The May 2015 dividend payment cash flows amounted to Ch$57,076 million, which represented 55% of the 2014 profits. The withdrawal right cash flows in connection with the Merger amounted to Ch$11,718 million, recorded as a deduction in shareholders’ equity. Those variations were partially offset by the first nine months of 2015 cash flows generated by the recurring business.

•	Non-current assets amounted to Ch$1,206,914 million as of September 30, 2015, an increase of Ch$11,276 million, or 0.9%, as compared to December 31, 2014. This variance was mainly driven by higher mandatory investments of Ch$13,647 million due to both normal contributions made by contributors and the positive return of pension funds during the first nine months of 2015; and share of the profit from equity accounted companies of Ch$2,824 million, primarily related to Previred, partially offset by lower intangible assets of Ch$6,502 million. Due to the Merger, the main increases were in intangible assets and the negative variations were as follows:

Intangible assets	09-30-2015	12-31-2014	Change	%
Trademark	90,000	90,000	-	0.0%
Customer List	456,313	461,366	(5,053)	-1.1%
Software	276	1,725	(1,449)	-84.0%
Financial Goodwill	332,256	332,256	-	0.0%
Total	878,845	885,347	(6,502)	-0.7%

Liabilities

Total liabilities amounted to Ch$125,702 million as of September 30, 2015, decreasing by Ch$98,464 million or 43.9% as compared to December 31, 2014, explained as follows:

•	Current liabilities were Ch$119,585 million as of September 30, 2015, increasing by Ch$77,933 million or 187.1% as compared to December 31, 2014. This result was due to higher trade and other payables of Ch$80,600 primarily related to the minimum shareholder´s dividend provision.

Additionally, the first nine months of 2015 recorded lower provisions of Ch$2,484 million mostly related to decreased employee expenses provisions as compared to year 2014, which included bonus (cash payments mostly during February and March) and vacations (use of holidays mainly in 1Q of each year).

•	Non-current liabilities were Ch$6,117 million as of September 30, 2015, a decrease of Ch$176,397 million, or 96.6%, as compared to December 31, 2014. This result was mainly due to higher deferred tax assets in connection with the goodwill tax benefit generated by the Merger (Ch$ 182,265 million).

Shareholders’ equity

Total shareholders’ equity amounted to Ch$1,179,717 million as of September 30, 2015, increasing by Ch$105,346 million, or 9.8%, as compared to December 31, 2014. This increase is due to the gain recorded during the first nine months of 2015, partially offset by the lower reserves related to the shareholders´ dividend provision registered in trade and other payables and the dividend payment in May 2015 regarding 2014 profits.

Exchange rate

As of September 30, 2015, the exchange rate was Ch$698.72 per U.S. dollar, while at the same date in 2014, it was Ch$599.22 per U.S. dollar. For the first nine months of 2015, the Chilean peso depreciated by 15.2% against the U.S. dollar, while during the first nine months of 2014 the Chilean peso depreciated by 14.2%.

COMPREHENSIVE INCOME STATEMENT

(Millions of Chilean pesos, except percentages)

	2015	2014	Change	%

Revenues	148,495	136,501	11,994	8.8%
Gain on mandatory investments	9,561	30,812	(21,250)	-69.0%
Life and disability insurance premium expense (less)	408	(17)	425	-2502.4%
Employee expenses (less)	(36,535)	(34,528)	(2,007)	5.8%
Depreciation and amortization (less)	(8,745)	(9,421)	676	-7.2%
Impairment losses, net (less)	(69)	-	(69)	n.a.
Miscellaneous other operating expenses (less)	(35,230)	(29,116)	(6,114)	21.0%
Finance costs (less)	(13)	(15)	2	-11.3%
Income (loss) from investments	749	1,452	(703)	-48.4%
Share of the profit (loss) from equity accounted associates	2,824	2,629	195	7.4%
Exchange differences	196	11,166	(10,970)	-98.2%
Indexed units differences	(135)	-	(135)	n.a.
Other non-operating income	533	1,804	(1,271)	-70.5%
Other non-operating expenses (less)	(217)	(298)	82	-27.4%

PROFIT (LOSS) BEFORE TAX	81,822	110,968	(29,146)	-26.3%

Income tax expense	165,680	(20,453)	186,133	-910.1%
Profit (loss) after tax from continuing operations	247,502	90,515	156,987	173.4%

PROFIT (LOSS)	247,502	90,515	156,987	173.4%

STATEMENT OF FINANCIAL POSITION

	09-30-2015	12-31-2014	Change	%
(Millions of Chilean pesos, except percentages)

Current assets	98,505	102,899	(4,394)	-4.3%
Non-current assets	1,206,914	1,195,638	11,276	0.9%

TOTAL ASSETS	1,305,419	1,298,537	6,882	0.5%

Current liabilities	119,585	41,652	77,933	187.1%
Non-current liabilities	6,117	182,514	(176,397)	-96.6%

Shareholders' Equity	1,179,717	1,074,371	105,346	9.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,305,419	1,298,537	6,882	0.5%

CASH FLOW STATEMENT

	2015	2014	Change	%
(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	68,160	100,717	(32,557)	-32.3%
Cash flow from (used in) operations	80,778	77,773	3,005	3.9%
Cash flow from (used in) other operating activities	(12,619)	22,944	(35,562)	-155.0%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(9,773)	(3,296)	(6,477)	196.5%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(68,796)	(41,837)	(26,959)	64.4%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(10,409)	55,584	(65,993)	-118.7%

AFP PROVIDA S.A.

COMPARATIVE ANALYSIS OF THE THIRD QUARTER OF 2015

Profit

During the third quarter of 2015 (3Q15), the Company recorded a profit of Ch$199,776 million, an increase of Ch$169,547 million or 560.9%, as compared to the profit recorded in the third quarter of 2014 (3Q14). Such result was mainly due to the goodwill tax benefit generated by the Merger (Ch$ 182,265 million), partially offset by lower mandatory investments gains (Ch$11,280 million) and foreign currency exchange differences (Ch$6,536).

Regarding the recurring business, revenues increased by Ch$3,643 million (7.9%) in the third quarter of 2015 as compared to the prior year period, mainly due to higher fee income (Ch$2,658 million or 6.1%) primarily from mandatory contributions boosted by the growth in the taxable salary base of contributors added to higher fees from Genesis (Ch$ 989 million).

Operating expenses increased by Ch$666 million as compared to the third quarter of 2014, partly explained by higher miscellaneous other operating expenses (Ch$1,006 million) mainly due to the construction activities connected with the centralization of offices into ProVida´s Pedro de Valdivia Tower. Additionally, the third quarter of 2015 recorded lower employee expenses (Ch$340 million) related to the new administrative staff salary structure.

Mandatory investments recorded losses of Ch$26 million in 3Q15, a decrease of Ch$11,280 million as compared to 3Q14. This variance was driven by lower profitability of local and foreign stock markets. The weighted average nominal return of pension funds was 0.09% in 3Q15 as compared to the return of 4.36% in 3Q14.

Non-operating results decreased by Ch$7,250 million mainly related to lower foreign currency exchange differences (Ch$ 6,536 million) and financial income from investments (Ch$ 540 million).

Income tax expense decreased by Ch$185,322 million in 3Q15 as compared with 3Q14. In 3Q15, the positive income tax expense of Ch$177,483 million reflects the goodwill tax benefit generated by the Merger (Ch$ 182,265 million), partially offset with the increase in corporate tax rate relating to the Tax Reform.

Revenues

Revenues were Ch$49,538 million in the third quarter of 2015, an increase of Ch$3,643 million or 7.9%, as compared to the same period of the prior year. This result was attributable to the following:

•	Fee income was Ch$46,078 million in 3Q15, a Ch$2,658 million (6.1%) increase as compared to 3Q14. This result was attributable to higher mandatory contributions (Ch$2,460 million) from the growth in the taxable salary base of contributors.

•	Other revenues were Ch$3,460 million in the third quarter of 2015, higher by Ch$985 million (39.8%) as compared to the same period of 2014. The increase is primarily attributable to higher revenues of Ch$989 million from Genesis due to higher contributions and profitability of the assets under management.

Mandatory investments

Mandatory investments resulted in losses of Ch$26 million in 3Q15, a decrease of Ch$11,280 million with respect to the gains recorded in the same period of 2014. The performance is mainly due to lower profitability of local and foreign stock markets. The weighted average nominal return of pension funds was 0.09% in 3Q15 as compared to 4.36% in 3Q14.

Employee expenses

Employee expenses amounted to Ch$12,233 million in 3Q15, a decrease of Ch$340 million, or 2.7%, with respect to the same period of the prior year. Such result is detailed as follows:

•	Wages and salaries of administrative personnel were Ch$6,647 million in 3Q15, decreasing by Ch$962 million as compared to 3Q14. This result was primarily attributable to a more efficient salary structure as compared to the prior year period.

The local average administrative staff was 1,230 workers in 3Q15, as compared to 1,172 in

3Q14, which is an increase of 4.9% (58 workers).

•	Wages and salaries of sales personnel were Ch$4,303 million in 3Q15, a Ch$712 million increase as compared to 3Q14. Such increase was mainly caused by a higher number of active sales agents oriented to capturing and advising clients according to the customer centricity strategy of the Company.

The average number of sales agents was 817 workers in 3Q15, an increase of 7.1% as compared to 3Q14 (763 sales agents).

•	Severance indemnities were Ch$380 million in 3Q15, lower by Ch$189 million as compared to the prior year period. This result was the outcome of lower severance payments made to administrative personnel during 3Q15 as compared to 3Q14.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$3,940 million in the third quarter of 2015, a Ch$220 million, or 5.9%, increase with respect to the prior year period due to higher write-offs (Ch$2,400 million) partially offset by lower customer list intangible depreciation of Ch$ 2,200 million.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$12,166 million in 3Q15, an increase of Ch$1,006 million, or 9.0%, as compared to the prior year period due to the following:

•	Data processing expenses were Ch$2,203 million in 3Q15, a decrease of Ch$1,008 million as compared to the prior year period, which is mainly explained by lower one-time IT system expenditures related to migration of our data center from Mexico to Chile.

•	Administration expenses were Ch$8,323 million in 3Q15, an increase of Ch$2,255 million as compared to the prior year period. This variance was mainly explained by higher expenses in the 24 new offices for maintenance, such as rent, security, cleaning and electricity. Also 3Q15 had increased construction activities connected with the centralization of offices into ProVida’s Pedro de Valdivia Tower and increases in investment costs, collection and payment services.

The differences from 3Q14 described above were partially offset by lower marketing expenses (Ch$280 million) in 3Q15, mainly attributable to lower expenses since 2014 expenses included the rebranding campaigns.

Financial income (expenses)

Financial income (from investments) was Ch$112 million in the third quarter of 2015, a decrease of Ch$540 million as compared to the prior year period, mainly due to lower investments portfolio and rate of return for deposits (0.27% in 3Q15 as compared to 0.34% in 3Q14).

Share of the profit (loss) from equity accounted companies

Share of the profit from equity accounted companies was Ch$952 million during the third quarter of 2015, a Ch$131 million, or 15.9%, increase with respect to the prior year period. This variance was attributable to the profits generated by Previred.

Company	Country	3Q15	3Q14	Change	%
		(Millions of Chilean pesos, except percentages)

Previred	Chile	922	802	120	15.0%
Inv. DCV	Chile	36	31	5	16.3%
AFC	Chile	(6)	(12)	6	-48.9%

TOTAL		952	821	131	15.9%

Exchange and Indexed Units differences

Exchange differences gain of Ch$83 million were recognized in 3Q15, a decrease of Ch$6,536 million as compared to the gains recognized in 3Q14. This result is attributable to lower USD denominated assets held by MetLife Chile Acquisition Co. S.A. during 3Q15.

Indexed Units differences recorded losses of Ch$48 million in 3Q15 attributable to lower L&D insurance reserve balances affected by this unit variation.

Other non-operating revenues

Other non-operating revenues were Ch$124 million in the third quarter of 2015, a decrease of Ch$296 million as compared to the prior year period. This result was primarily attributable to lower revenues from rentals as ProVida finished the contract with Banco Bilbao Vizcaya Argentaria S.A. in connection with the centralization of ProVida´s offices into Pedro de Valdivia Tower.

Other non-operating expenses

Other non-operating expenses were Ch$69 million during 3Q15, a decrease of Ch$67 million as compared to the prior year period, related to lower fines issued by the labor authority.

Income tax expense

Income tax expense was Ch$177,483 million positive in the third quarter of 2015, a decrease of Ch$185,322 million as compared to the prior year period. This variance is primarily due to the goodwill tax benefit generated by the Merger (Ch$ 182,265 million), partially offset by the increase in corporate tax rate relating to the Tax Reform.

COMPREHENSIVE INCOME STATEMENT

	3Q15	3Q14	Change	%
(Millions of Chilean pesos, except percentages)

Revenues	49,538	45,895	3,643	7.9%
Gain on mandatory investments	(26)	11,254	(11,280)	-100.2%
Life and disability insurance premium expense (less)	-	-	-	n.a.
Employee expenses (less)	(12,233)	(12,573)	340	-2.7%
Depreciation and amortization (less)	(3,940)	(3,720)	(220)	5.9%
Impairment losses, net (less)	(28)	-	(28)	n.a.
Miscellaneous other operating expenses (less)	(12,166)	(11,160)	(1,006)	9.0%
Finance costs (less)	(4)	(4)	0	-2.0%
Income (loss) from investments	112	652	(540)	-82.8%
Share of the profit (loss) from equity accounted associates	952	821	131	15.9%
Exchange differences	83	6,619	(6,536)	-98.7%
Indexed units differences	(48)	-	(48)	n.a.
Other non-operating income	124	420	(296)	-70.6%
Other non-operating expenses (less)	(69)	(136)	67	-49.0%

PROFIT (LOSS) BEFORE TAX	22,293	38,068	(15,775)	-41.4%

Income tax expense	177,483	(7,839)	185,322	-2364.1%
Profit (loss) after tax from continuing operations	199,776	30,229	169,547	560.9%

PROFIT (LOSS)	199,776	30,229	169,547	560.9%

Important Notice

This report contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe," "expect," "estimate," "project," "anticipate," "should," "intend," "probability," "risk," "target," "goal," "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestitures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	October 30, 2015	By:	/s/ Andrés Veszprémy
			Name:	Andrés Veszprémy
			Title:	General Counsel

Date:	October 30, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer